Exhibit 99.2

Invitation and Agenda to the 2019 Annual General Meeting

The shareholders of Constellium N.V. (the “Company”) are invited to the Annual General Meeting (“AGM”) to be held on Thursday, June 27, 2019, starting at 17:00 CET (11:00 AM EDT), at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands. The AGM will be conducted in English.

A.	AGENDA FOR THE AGM

1.	Opening Remarks

2.	Conversion of the Company into a European Company (Societas Europaea - SE) *

3.	Amendments to the Company’s Articles of Association*

4.	Discussion of the Annual Report 2018

5.	Corporate Governance Structure and compliance with the Corporate Governance Code

6.	Remuneration

(i)	Discussion of the 2018 remuneration

(ii)	Remuneration of the Non-Executive Board Members*

7.	Adoption of the Annual Accounts 2018*

8.	Results 2018

9.	Release from liability of Executive Board Member of the Company*

10.	Release from liability of Non-Executive Board Members of the Company*

11.	Authorization to the Board to allow the Company to repurchase its own shares*

12.	Authorization to the Board to issue shares and/or grant rights to subscribe for shares*

13.	Authorization to the Board to limit or exclude pre-emptive rights upon the issue of shares and/or the granting of rights to subscribe for shares described under 12.*

14.	Board Composition (to be effective June 27, 2019):

Re-appointment	of all Non-Executive Board Members of the Company:

(i)	Mr. Michiel Brandjes *

(ii)	Ms. Martha Brooks*

(iii)	Mr. Richard B. Evans*

(iv)	Ms. Stéphanie Frachet*

(v)	Mr. Philippe C.A. Guillemot*

Items with * are voting items

(vi)	Mr. Peter Hartman*

(vii)	Mr. Guy Maugis*

(viii)	Mr. John Ormerod*

(ix)	Mr. Werner Paschke*

(x)	Ms. Lori Walker*

15.	Appointment of PricewaterhouseCoopers Accountants N.V. as Dutch independent auditor of the Company for 2019*

16.	Questions and Answers

17.	Closing Remarks

B.	AGM DOCUMENTS

The AGM will be convened through a convocation published in the Dutch daily newspaper, Trouw on May 31, 2019. In addition, this invitation and agenda, the explanatory notes, the form proxy card, the conversion proposal, the board report re the conversion, and the proposed amendments to the Company’s Articles of Association (the “AGM Documents”), are or will be published on the Company’s website (www.constellium.com) and are available free of charge at the offices of Constellium N.V., Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, by contacting the corporate secretary. The conversion proposal has also been filed with the Dutch trade register.

C.	RECORD DATE

For the AGM, the persons who will be entitled to vote and attend the meeting are those persons who on May 30, 2019 (the “Record Date”) are:

•	shareholders whose ownership of Class A Ordinary Shares (the “Shares”) is directly recorded in the Company’s shareholder register (“Registered Shareholders”); and/or

•

shareholders holding Class A Ordinary Shares which are listed on the New York Stock Exchange, held in an account at a bank, a financial institution, an account holder or other financial intermediary (“Beneficial Owners”).

The Registered Shareholders and the Beneficial Owners are hereinafter jointly referred to as “Shareholders”.

D.	MAILING AND DOCUMENT AVAILABILITY

Promptly after the Record Date, Shareholders of record on the Record Date will receive mailed copies of the agenda for the AGM, the explanatory notes and a proxy card.

Copies of the AGM Documents are or will be available on the Company’s website at www.constellium.com, and also free of charge at the Company’s offices by contacting the corporate secretary.

2

E.	REGISTRATION FOR THE AGM

Shareholders who wish (i) to attend the AGM in person or (ii) to authorize others to represent them at the meeting are required to register on www.proxyvote.com by clicking on “shareholder meeting registration” no later than 15:00 CET (9:00 AM EDT) on June 26, 2019. Beneficial Owners who wish to attend the AGM in person must also request a “legal proxy” from the entity who holds shares on their behalf.

F.	PROXY CARD AND VOTING INSTRUCTIONS

Shareholders who do not wish to attend the AGM in person may provide their voting instructions through a written proxy to a party of their choice, as follows:

BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 15:00 CET (9:00 AM EDT) on June 26, 2019. Please have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 15:00 CET (9:00 AM EDT) on June 26, 2019. Please have your proxy card in hand when you call and then follow the instructions.

BY MAIL

Mark, sign and date your proxy card and return it prior to 15:00 CET (9:00 AM EDT) on June 26, 2019 in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Shareholders who do not wish to attend the AGM in person may also provide the written proxy directly to the independent third party: P.H.N. Quist, civil-law notary in Amsterdam, the Netherlands, and/or his proxy-holder or his legal substitute and/or each (junior) civil-law notary of Stibbe, by providing P.H.N. Quist with the proxy card for receipt no later than 15:00 CET (9:00 AM EDT) on June 26, 2019, at the offices of Stibbe (Beethovenplein 10, 1077 WM Amsterdam, the Netherlands), or by sending the proxy card electronically to the following e-mail address: paul.quist@stibbe.com with ijsbrand.vanstraten@stibbe.com copied (CC).

A proxy can be granted with or without voting instructions. In the event a proxy is granted or sent without voting instructions, it shall be deemed to include a voting instruction in favor of all proposals made by the Board. In the event a Shareholder later decides to attend the meeting in person, he/she can withdraw the proxy and voting instruction at the reception desk on the day of the AGM, prior to the commencement of the meeting.

3

Please note, Shareholders attending the meeting in person will not be admitted into the AGM unless they have a valid form of government-issued photo identification and have registered prior to the AGM (See Section E).

By the order of,

The Board of Constellium N.V.

Schiphol-Rijk, May 30, 2019

4

Explanatory Notes

Explanatory Notes to the Agenda of the Annual General Meeting (“AGM”) of Constellium N.V. (the “Company”) to be held at the offices of Stibbe, Beethovenplein 10, 1077 WM Amsterdam, the Netherlands on Thursday June 27, 2019 at 17:00 CET (11:00 AM EDT).

AGENDA ITEM 1

Opening Remarks

Opening remarks by the Chairman of the AGM.

AGENDA ITEM 2

Conversion of the Company into a European Company (Societas Europaea - SE) – voting item

It is proposed to convert the Company into a European public limited-liability company (societas Europaea - SE) with its seat and headquarter in the Netherlands (the “Conversion”).

The Conversion is the first part of a two-step plan to move the Company’s corporate seat from the Netherlands to France. It is envisaged that after the Conversion becomes effective, the Company will migrate to France by way of transfer of its corporate seat/registered office and headquarter (the “Transfer of Corporate Seat”). Together, we refer to the Conversion and the Transfer of Corporate Seat as the “Transaction”.

The Conversion will be effected in accordance with the provisions of Section 2(4) and Section 37 of Council Regulation (EC) No. 2157/2001 on the Statute for a European company of 8 October 2001 (Verordening (EG) Nr. 2157/2001 betreffende het statuut van de Europese vennootschap) (the “SE Regulation”) and Section 10 of the Dutch Implementation Act (Uitvoeringswet verordening Europese vennootschap).

We recommend that the General Meeting resolves to convert the Company to a European public limited liability Company to be named Constellium SE, and resolves to certain amendments to the Articles of Association of the Company, all relating to such conversion.

Until the Transfer of Corporate Seat becomes effective, Constellium SE will continue to have its corporate seat in Amsterdam and its headquarter in the Netherlands. The Constellium shares will remain listed on the New York Stock Exchange without any change.

The Board believes that the Transaction is the best course of action for the Company at this time, for several important reasons:

•

eliminates costs of Dutch corporate structure, and leverages existing corporate resources in France, such as finance, legal and tax departments resulting in expected annual savings of up to EUR 2 million; and

•

enhances the tax profile of the Company by facilitating tax-efficiency of corporate expenses, streamlining and aligning the Company group’s structure and substance and improving application of tax treaties, resulting in expected annual tax savings of up to EUR 5 million.

The Conversion would entail a technical change of the legal form of the Company and will not materially affect the current rights of its shareholders. Furthermore, the governance, operations and organisation as well as the shareholding structure of the Company will remain in place as they currently exist following the Conversion.

Upon the Conversion, the current European Works Council will be replaced by the SE Works Council as agreed with the special negotiating body (“SNB”) composed of employee representatives from the relevant Member States of the European Economic Area and set up for the purpose of the Conversion. The scope and terms of required employee information and consultation rights of the SE Works Council will not be fundamentally different from the current European Works Council Agreement.

The Board Proposal and the Board Report relating to the Conversion, can be found on the Company’s website (www.constellium.com) and are available at the Company’s offices.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast. However, if less than 50% of our issued share capital is represented, the General Meeting may only adopt this resolution by a majority of at least two-thirds of the votes cast.

AGENDA ITEM 3

Amendments to the Company’s Articles of Association – voting item

In connection with the Conversion, the Board proposes to amend the articles of association. The amendment of the Company’s articles of association is required to reflect the Company’s new legal form to meet the requirements from the SE Regulation and Dutch corporate law and has no consequences for the Company’s shareholders.

The existing text of the articles of association with the proposed amendments is posted on the Company’s website (www.constellium.com), and is available for inspection at the offices of the Company together with all other AGM materials.

The resolution to amend the articles of association also includes the authorization of each member of the Board of the Company as well as any and all civil-law notaries, prospective civil-law notaries and paralegals practicing with Stibbe in Amsterdam to execute the notarial deed of amendment to the articles of association and to undertake all other activities the authorized person deems necessary or useful in connection with the amendment to the articles of association.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 4

Discussion of the Annual Report 2018

Mr. Jean-Marc Germain, Chief Executive Officer of the Company, will discuss the report of the Board (bestuursverslag) for the financial year 2018 and the results.

AGENDA ITEM 5

Corporate Governance Structure and compliance with the Corporate Governance Code

In accordance with the Dutch Corporate Governance Code (the “Code”), the most important elements of Constellium’s corporate governance structure and compliance with the Code in 2018 will be discussed and accounted for at the AGM. Further information can be found on pages 21-40 of the 2018 Annual Report.

AGENDA ITEM 6

Remuneration

(i)	Discussion of 2018 remuneration

Pursuant to Section 2:135 paragraph 5a of the Dutch Civil Code, this agenda item provides for a discussion on the implementation of the remuneration policy for the Board in 2018.

Furthermore, the Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts (pursuant to Articles 2:383c through e) regarding the remuneration of the members of the Board and employees of the Company shall be included as a separate item on the agenda for the General Meeting and be discussed before the proposal to adopt the Annual Accounts 2018. For purposes of such discussion, reference is made to the relevant sections of the Annual Report 2018.

(ii)	Remuneration of Non-Executive Board Members– voting item

Upon recommendation of the Remuneration Committee, and following the review of an independent compensation consultant, the Board requests to revise the remuneration package of the Non-Executive Board Members as indicated below. The most important changes are that i) meeting attendance fees will no longer be paid to the Non-Executive Board Members, ii) Committee membership fees will be implemented, iii) Committee Chair fees will follow a formulaic approach (of 2X the Committee membership fee), and iv) annual equity-based compensation will be increased. The Remuneration Committee and the Board believe that these changes, as detailed below, are necessary to simplify the remuneration package to our Non-Executive Board Members and make it more competitive and better aligned with the market.

Separately, the Company has established internal share ownership guidelines to better align with the interests of shareholders. Under these guidelines, the Chairman of the Board is to hold a fixed value of USD 500,000 in Constellium shares after 5 years and, generally, other Non-Executive Board Members will be required to hold a fixed value of USD 250,000 in Constellium shares after 5 years.

Proposed Revised Remuneration Package:

Non-Executive Board Members

•	an annual fee of EUR 130,000 for the Chairman of the Board

•	an annual fee of EUR 70,000 for Non-Executive Board Members

Audit Committee

•	an annual fee of EUR 12,000 for members of the Audit Committee

•	an additional fee of EUR 12,000 for the Chairman of the Audit Committee

Human Resources and Remuneration Committee

•	an annual fee of EUR 8,000 for members of the Human Resources and Remuneration Committee

•	an additional fee of EUR 8,000 for the Chairman of the Human Resources and Remuneration Committee

Nominating and Governance Committee

•	an annual fee of EUR 6,000 for members of the Nominating and Governance Committee

•	an additional fee of EUR 6,000 for the Chairman of the Nominating and Governance Committee

Environment, Health and Safety Committee

•	an annual fee of EUR 4,000 for members of the Environment, Health and Safety Committee

•	an additional fee of EUR 4,000 for the Chairman of the Environment, Health and Safety Committee

Annual RSU Equity Grants

•	annual RSU equity grants of USD 95,000 for the Chairman of the Board

•	annual RSU equity grants of USD 75,000 for the other Non-Executive Board Members

In April 2019, the RSUs granted to the Non-Executive Board Members were at the current level (USD 50,000 for the Chairman and USD 40,000 for the other Non-Executive Board Members). The Board proposes a subsequent grant in respect of the difference (USD 45,000 for the Chairman and USD 35,000 for the other Non-Executive Board Members) to be made in the third quarter of 2019. After the Transfer of Corporate Seat, any future grants of RSUs will be settled in cash.

Voting requirement: The general meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 7

Adoption of the Annual Accounts 2018 – voting item

This agenda item is the proposal to adopt the Annual Accounts for 2018. PricewaterhouseCoopers Accountants N.V. has audited the annual accounts and has issued an auditor’s report thereon.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 8

Results 2018

The Board resolved to allocate the net profits of the Company to retained earnings and therefore no profit is available for distribution.

AGENDA ITEM 9

Release from liability of Executive Board Member of the Company – voting item

This agenda item is the proposal for the General Meeting to release Mr. Jean-Marc Germain, the Executive Member of the Board in office at the Company during 2018, from any liability to which he may be subject towards the Company for his management insofar as such management is reflected in the Annual Accounts and Annual Report for the financial year 2018 and/or on the basis of the information that is provided to the General Meeting prior to the adoption of the Annual Accounts 2018.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 10

Release from liability of Non-Executive Board Members of the Company – voting item

This agenda item is the proposal for the General Meeting to release the Non-Executive Members of the Board in office at the Company during 2018, from any liability to which a member may be subject towards the Company for their supervision insofar as such supervision is reflected in the Annual Accounts and Annual Report for the financial year 2018 and/or on the basis of the information that is provided to the General Meeting prior to the adoption of the Annual Accounts 2018.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 11

Authorization to the Board to allow the Company to repurchase its own shares – voting item

At last year’s Annual General Meeting, the General Meeting authorized the Board to repurchase shares in the capital of the Company until November 24, 2019.

The Board proposes to extend the authorization to the Board to resolve, as the corporate body authorized, to repurchase shares, on the New York Stock Exchange or otherwise for a period of 18 months as from the date of this AGM (until December 27, 2020), up to a maximum of 10% of the issued share capital, provided that the Company (and one or more of its subsidiaries), following that repurchase, will not hold more shares in treasury than at maximum 10% of the issued capital in aggregate.

The repurchase may be effected at a price of at least EUR 0.02 and a maximum of 110% of the stock exchange price. Stock exchange price means: the average of the highest quoted price for each share on the five consecutive trading days immediately preceding the date of repurchase, according to the Official Price List of the New York Stock Exchange.

This price range enables the Company to adequately repurchase its own shares, also in volatile market conditions.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 12

Authorization to the Board to issue shares and/or to grant rights to subscribe for shares – voting item

The Board proposes to grant the Board the authority, as the corporate body authorized, to resolve to issue shares and/or grant rights to subscribe for shares, up to a maximum of 10% of the issued share capital, at the time of issuance, or at the time of granting the right to subscribe for shares, plus an additional 10% of the issued share capital, at the time of issuance, or at the time of granting the right to subscribe for shares, if the issue or the granting of the right to subscribe for shares takes place in view of a merger or an acquisition. This authority is requested for a period of 18 months, until December 27, 2020.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast.

AGENDA ITEM 13

Authorization to the Board to limit or exclude pre-emptive rights upon the issue of shares and/or granting of rights to subscribe for shares described under 12 – voting item

The Board proposes to grant the Board the authority, as the corporate body authorized, to resolve to exclude and/or limit pre-emptive rights accruing to shareholders in respect of the issue of shares and/or the granting of rights to subscribe for shares pursuant to the authorization given under item 10 above. This authority is requested for a period of 18 months, until December 27, 2020.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast. However, if less than 50% of our issued share capital is represented, the General Meeting may only adopt this resolution by a majority of at least two-thirds of the votes cast.

AGENDA ITEM 14

Upon recommendation of the Nominating/Governance Committee, the Board made a binding nomination proposing the re-appointment of all Non-Executive Directors as indicated below:

Board Composition (to be effective June 27, 2019)

(i)	Mr. Michiel Brandjes for a period of two years, with the period ending immediately after the Annual General meeting in 2021;

(ii)	Ms. Martha Brooks for a period of three years, with the period ending immediately after the Annual General meeting in 2022;

(iii)	Mr. Richard B. Evans for a period of three years, with the period ending immediately after the Annual General meeting in 2022;

(iv)	Ms. Stéphanie Frachet for a period of three years, with the period ending immediately after the Annual General meeting in 2022;

(v)	Mr. Philippe C.A. Guillemot for a period of one year, with the period ending immediately after the Annual General meeting in 2020;

(vi)	Mr. Peter Hartman for a period of one year, with the period ending immediately after the Annual General meeting in 2020;

(vii)	Mr. Guy Maugis for a period of one year, with the period ending immediately after the Annual General meeting in 2020;

(viii)	Mr. John Ormerod for a period of two years, with the period ending immediately after the Annual General meeting in 2021;

(ix)	Mr. Werner Paschke for a period of two years, with the period ending immediately after the Annual General meeting in 2021; and

(x)	Ms. Lori Walker for a period of three years, with the period ending immediately after the Annual General meeting in 2022.

Biographical information of the Non-Executive Members of the Board nominated herein, including the reason for their re-appointment can be found in the appendixes hereto.

Voting requirement for all items in 14: The General Meeting may adopt these resolutions by a majority of the votes cast without a quorum being required1.

AGENDA ITEM 15

Appointment of PricewaterhouseCoopers Accountants N.V. as Dutch independent auditor of the Company for 2019 – voting item

The Company proposes, on the recommendation of the Audit Committee, to re-appoint PricewaterhouseCoopers Accountants N.V. as the independent auditor of the Company.

The General Meeting is requested to re-appoint PricewaterhouseCoopers Accountants N.V. as the independent auditor for the annual financial statements and the annual accounts for the financial year 2019.

Voting requirement: The General Meeting may adopt this resolution by a majority of the votes cast without a quorum being required.

AGENDA ITEM 16

Questions and Answers

The Chairman will provide the attendees the opportunity to ask questions.

AGENDA ITEM 17

Closing Remarks

Closing remarks by the Chairman of the AGM.

[1]

The General Meeting may overrule the binding nominations of the Board by resolution adopted by a majority of at least two-thirds of the votes cast, provided that such majority represents more than 50% of the Company’s issued capital.

APPENDIX A

(item 14 (i): re-appointment of Mr. Michiel Brandjes)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Michiel Brandjes

Mr. Michiel Brandjes is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Brandjes has served as a Non-Executive Board Member since June 2014

Date of birth: December 14, 1954

Other current positions: Mr. Brandjes serves in a number of advisory and non-executive director positions of non-listed companies

Former positions: Mr. Brandjes served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics

Shareholding in Constellium N.V.: 34,0262

Nationality: Dutch

Remuneration: Mr. Brandjes will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Brandjes in view of his extensive corporate, corporate governance, finance and legal experience, in the Netherlands and worldwide, for an additional period of two (2) years. His knowledge and expertise are a great value to Constellium N.V.

[2]

Consists of 34,026 Class A ordinary shares held directly by Mr. Brandjes. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX B

(item 14 (ii): re-appointment of Ms. Martha Brooks)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Ms. Martha Brooks

Ms. Martha Brooks is independent within the meaning of the Dutch Corporate Governance Code and independent under the NYSE Rules

Ms. Brooks has served as a Non-Executive Board Member since June 2016

Date of birth: June 5, 1959

Other current positions: Ms. Brooks is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc.

Former positions: Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc., where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from1986 to 2002, ultimately running the truck and bus engine business. Ms. Brooks has previously served as a director of Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University

Shareholding in Constellium N.V.: 25,7013

Nationality: American

Remuneration: Ms. Martha Brooks will be compensated pursuant to the Company’s remuneration policy.

Reason: The Board recommends the appointment of Ms. Brooks in view of her extensive knowledge of the aluminium industry and transportation sector, for an additional period of three (3) years. The Board believes that her knowledge and expertise will be a great value to Constellium N.V.

[3]

Consists of 25,701 Class A ordinary shares held directly by Ms. Brooks. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX C

(item 14 (iii): re-appointment of Mr. Richard B. Evans)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Richard B. Evans

Mr. Richard B. Evans is not independent within the meaning of the Dutch Corporate Governance Code as he has been the Executive Board Member of the Company in the five years prior to his appointment in 2012 but is independent under the NYSE Rules

Mr. Evans has served as a Board Member since January 2011 and as our Chairman since December 2012

Date of birth: 24 September 1947

Other current positions: Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company

Former positions: In 2016, Mr. Evans resigned as a non-executive director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change

Shareholding in Constellium N.V.: 232,5434

Nationality: American

Remuneration: Mr. Evans will be compensated pursuant to the Company’s remuneration policy

Reason: The board recommends the re-appointment of Mr. Evans for an additional period of three (3) years in view of this extensive corporate, corporate governance, finance experience worldwide. His knowledge and expertise are a great value to Constellium N.V.

[4]

Consists of 232,543 Class A ordinary shares held indirectly by Mr. Evans through the Evans Family Inter Vivos Revocable Trust. Excludes the remaining portions of previous grants: 3,676 Class A ordinary shares underlying unvested restricted stock units (“RSUs”) that will vest on June 15, 2019; 3,133 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 2,074 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 3,133 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX D

(item 14 (iv): appointment of Ms. Stéphanie Frachet)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Stéphanie Frachet

Ms. Frachet is not independent within the meaning of the Dutch Corporate Governance Code but is independent under the NYSE Rules

Ms. Frachet has served as a Non-Executive Board Member since May 2018

Date of birth: 17 May 1977

Other current positions: Ms. Frachet is currently Managing Director and member of the Mid & Large Cap Executive committee at Bpifrance Investissement that she joined in 2009.Ms Frachet is also,as permanent representative of Bpifrance, a Director of Eutelsat Communications, and an observer on the Board of Paprec and Horizon Parent Holdings Sarl

Former positions: Previously, Ms Frachet served for Bpifrance as a member of the Board of Carso (from 2013 to 2016), Cylande (from 2010 to 2017) and Sarenza (from 2014 to 2018), and as an Independent Director of Eurosic (from 2015 to 2017). From 2002 to 2009, Ms Frachet held various positions in auditing and financial consulting on mergers & acquisitions and LBOs at Ernst &Young, Pricewaterhouse Coopers and Société Générale CIB in Paris. Ms Frachet graduated from ESSEC Business School in Paris in 2002

Shareholding in Constellium N.V.: 0

Nationality: French

Remuneration: None

Reason: The Board recommends the re-appointment of Ms. Frachet, for an additional period of three (3) years. Her knowledge and significant experience in auditing and finance are a great value to Constellium N.V. Pursuant to the shareholders agreement between the Company and Bpifrance, Ms. Frachet was selected to serve as a director by Bpifrance.

APPENDIX E

(item 14 (v): re-appointment of Mr. Philippe C.A. Guillemot)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Philippe C.A. Guillemot

Mr. Phillippe Guillemot is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Guillemot has served as a Non-Executive Board Member since May 2013

Date of birth: May 6, 1959

Other current positions: Mr. Guillemot currently serves as CEO of Elior Group, a concession and contract catering leader

Former positions: Mr. Guillemot has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. In December 2017. Prior to that, Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. Since July 2017, Mr. Guillemot has served as a Director of the Sonoco Board and as a member of its Audit Committee. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee

Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991

Shareholding in Constellium N.V.: 21,0165

Nationality: French

Remuneration: Mr. Guillemot will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Guillemot because he has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers, for an additional period of one (1) year. His knowledge and expertise are a great value to Constellium N.V.

[5]

Consists of 21,016 Class A ordinary shares held directly by Mr. Guillemot. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX F

(agenda item 14 (vi): re-appointment of Mr. Peter Hartman)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Peter Hartman

Mr. Peter Hartman is independent under the NYSE Rules and under the meaning of the Dutch Corporate Governance Code

Mr. Hartman has served as a Non-Executive Board Member since June 2014

Date of birth: April 3, 1949

Other current positions: Mr. Hartman serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee from July 2016 until May 2017), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. (non-listed) since mid- 2013 (chairman since January 2014)

Former positions: Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. He served as Vice Chairman of AirFrance KLM from July 2013 until May 2017

Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam

Shareholding in Constellium N.V.: 23,8336

Nationality: Dutch

Remuneration: Mr. Hartman will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Hartman in view of this extensive experience in the aviation industry, for an additional period of one (1) year. His knowledge and expertise are a great value to Constellium N.V.

[6]

Consists of 23,833 Class A ordinary shares held directly by Mr. Hartman. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX G

(agenda item 14 (vii): re-appointment of Mr. Guy Maugis)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Maugis

Mr. Guy Maugis is independent under the NYSE Rules and is independent within the meaning of the Dutch Corporate Governance Code

Mr. Maugis has served as a non-executive Board Member since 2011

Date of birth: September 1, 1953

Former positions

Mr. Maugis served as advisor of the board of Robert Bosch GmbH from 2016 to 2018, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group

Mr. Maugis is a graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées”

Shareholding in Constellium N.V.: 19,8587

Nationality: French

Remuneration: Mr. Maugis will be compensated pursuant to the Company’s remuneration policy.

Reason: The board recommends the re-appointment of Mr. Maugis for an additional period of one (1) year in view of this extensive experience in the automotive industry. His knowledge and expertise are a great value to Constellium N.V.

[7]

Consists of 19,858 Class A ordinary shares held directly by Mr. Maugis. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX H

(item 14 (viii): re-appointment of Mr. John Ormerod)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. John Ormerod

Mr. John Ormerod is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Ormerod has served as a Non-Executive Board Member since June 2014

Date of birth: February 9, 1949

Former positions:

Mr. Ormerod is a chartered accountant and worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University

Until May 2018, Mr. Ormerod served in the following director positions: since 2006, as non-executive director of the audit committee of Gemalto N.V. where he also served as its Chairman until September 2017, and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012

Mr. Ormerod is a graduate of Oxford University

Shareholding in Constellium N.V.: 23,8338

Nationality: English

Remuneration: Mr. Ormerod will be compensated pursuant to the Company’s remuneration policy

Reason: The Board recommends the re-appointment of Mr. Ormerod in view of his extensive accounting expertise and experience serving as a director of listed and private companies, for an additional period of two (2) years. His knowledge and experience are a great value to Constellium N.V.

[8]

Consists of 23,833 Class A ordinary shares held by Mr. Ormerod. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX I

(item 14 (ix): re-appointment of Mr. Werner Paschke)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Mr. Werner Paschke

Mr. Werner Paschke is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Mr. Paschke has served as a non-Executive Board Member since May 2013

Date of birth: April 8, 1950

Other current positions: Mr. Paschke is an Advisory Board Member for Weber Automotive GmbH

Former positions: From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the audit committee. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 and 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he actively enhanced the value of seven former Siemens and Mannesmann units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling

Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia, where he is graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School

Shareholding in Constellium N.V.: 101,6609

Nationality: German

Remuneration: Mr. Paschke will be compensated pursuant to the Company’s remuneration policy

Reason: The board recommends the re-appointment of Mr. Paschke for an additional period of two (2) years in view of his extensive finance, corporate and corporate governance experience worldwide. His knowledge and expertise are a great value to Constellium N.V.

[9]

Consists of 101,660 Class A ordinary shares held directly by Mr. Paschke. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.

APPENDIX J

(item 14 (x): re-appointment of Ms. Lori Walker)

Information within the meaning of article 2:142, paragraph 3 Dutch Civil Code of Ms. Lori Walker

Ms. Lori Walker is independent within the meaning of the Dutch Corporate Governance Code and under the NYSE Rules

Ms. Walker has served as a Non-Executive Board Member since June 2014

Date of birth: July 17, 1957

Other current positions: Ms. Walker currently serves as the audit committee chair of Southwire and Compass Minerals. Ms. Walker is also a member of the compensation committee of Compass Minerals.

Former positions: Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University

Shareholding in Constellium N.V.: 21,33310

Nationality: American

Remuneration: Ms. Walker will be compensated pursuant to the Company’s remuneration policy.

Reason: The Board recommends the re-appointment of Ms. Walker in view of her extensive knowledge of enterprise risk management and financial experience with US companies, for an additional period of three (3) years. Her knowledge and expertise are a great value to Constellium N.V.

[10]

Consists of 21,333 Class A ordinary shares held directly by Ms. Walker. Excludes the remaining portions of previous grants: 2,941 Class A ordinary shares underlying unvested RSUs that will vest on June 15, 2019; 2,507 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2020 or (ii) the date of the annual general meeting of shareholders of that year; 1,660 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) May 25, 2020 or (ii) the date of the annual general meeting of shareholders of that year; and 2,506 Class A ordinary shares underlying unvested RSUs that will vest on the earlier of (i) April 1, 2021 or (ii) the date of the annual general meeting of shareholders of that year, in each case subject to continued service.